VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Jaclyn L. Cohen +1 (212) 310-8891 jackie.cohen@weil.com

November 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Era Anagnosti

Re:	Synchrony Financial
Registration Statement on Form S-4
Filed October 19, 2015
File No. 333-207479

Dear Ms. Anagnosti:

This letter is sent on behalf of Synchrony Financial (“Synchrony”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 29, 2015 (the “Comment Letter”) regarding Synchrony’s registration statement on Form S-4 (the “Registration Statement”).

Synchrony is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”) with the Commission, which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are marked copies of Amendment No. 1 showing changes to the Registration Statement that was originally filed.

Set forth below in bold are comments from the Comment Letter. Immediately below each of the Staff’s comments is Synchrony’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1. All references to page numbers in our responses are to the page numbers of Amendment No. 1.

Ms. Anagnosti

November 3, 2015

General

1.	We note your disclosure that if the offer is not fully subscribed, GE will conduct a distribution of its remaining shares of Synchrony common stock through a special dividend to all GE shareholders on a pro rata basis or, alternatively, one or more additional exchange offers or exchanges of all of its remaining shares of Synchrony common stock for GE common stock, in any case, within 12 months of the closing of the exchange offer. We also note that throughout the prospectus you refer to the split-off and the pro rata spin-off as part of the same transaction. Please revise the relevant aspects of the registration statement to clearly state that any spin-off transaction following the exchange offer would be covered by a separate registration statement.

Amendment No. 1 has been revised on pages 7, 16 and 56 to state that in the event GE conducts a pro rata spin-off or one or more additional exchange offers, Synchrony and GE, as applicable, will file any documents required by U.S. securities laws.

2.	Please tell us whether the dealer managers will enter into a dealer manager agreement and whether you intend to file it as an exhibit to the registration statement.

The dealer managers have entered into a dealer manager agreement with Synchrony and GE. Synchrony does not intend to file this agreement as an exhibit to the Registration Statement as the parties have determined that such agreement is not material to the exchange offer: the compensation to be paid by GE thereunder is not material and in any event is borne only by GE; the terms of the dealer manager agreement are customary for transactions of this type; and it otherwise would not provide any information material to an investment decision whether to exchange GE common stock for Synchrony common stock.

Ms. Anagnosti

November 3, 2015

We have reviewed the filings for precedent split-off transactions, including: (i) Bristol-Myers Squibb Company in its exchange offer with respect to the common stock of Mead Johnson Nutrition Company; (ii) Procter & Gamble Company in its exchange offer with respect to the shares of The J.M. Smucker Company; (iii) The Dow Chemical Company in its exchange offer with respect to the common stock of Olin Corporation; (iv) Weyerhaeuser Company in its exchange offer with respect to the common stock of Tri Pointe Homes, Inc.; (v) CBS Corporation in its exchange offer with respect to the common stock of CBS Outdoor Americas Inc.; (vi) Pfizer Inc. in its exchange offer with respect to the Class A common stock of Zoetis Inc.; (vii) Halliburton Company in its exchange offer with respect to the common stock of KBR, Inc.; (viii) Weyerhaeuser Company in its exchange offer with respect to the common stock of Domtar Corporation; (ix) McDonald’s Corporation in its exchange offer with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc.; (x) PPG Industries, Inc. in its exchange offer with respect to the common stock of Georgia Gulf Corporation and (xi) Kraft Foods Inc. in its exchange offer with respect to common stock of Ralcorp Holdings, Inc. and, in each case, while dealer managers were engaged in connection with such exchange offers, the respective dealer manager agreements were not filed with the Commission.

Prospectus Cover Page

3.	Please revise your prospectus cover page to disclose that GE may decide not to complete the exchange offer if the number of shares of GE common stock tendered is less than a minimum amount, representing 90% of GE’s equity ownership in Synchrony as of October 16, 2015.

In response to the Staff’s comment, the disclosure has been revised on the cover page of the prospectus contained within Amendment No. 1.

Questions and Answers about the Exchange Offer, page 1

Will I receive any fractional shares of Synchrony common stock in the exchange offer, page 5

4.	Please revise to disclose the total amount of cash payable by GE in lieu of fractional shares.

Synchrony respectfully notes to the Staff that GE will not pay cash to GE shareholders in lieu of fractional shares. Instead, as described in the Registration Statement, the exchange agent, acting as agent for the GE shareholders otherwise entitled to receive fractional shares of Synchrony common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the shareholders.

In response to the Staff’s comment, the disclosure has been revised on page 5 of Amendment No. 1 to provide that any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with the shareholder’s fractional interest in the aggregate number of shares sold.

Agreements Between GE and Synchrony and Other Related Party Transactions, page 67

Ms. Anagnosti

November 3, 2015

5.	Please revise this section to clarify which arrangements will continue following the completion of the exchange offer, and which will terminate. Specifically:

•	Clarify whether the contractual rights granted to GE under the Master Agreement, with the effect of discouraging, among other things, takeover attempts, will continue or terminate upon the completion of the exchange offer. In this regard, we note the “Applicable laws and regulations…” risk-factor disclosure on page 28.

In response to the Staff’s comment, the disclosure has been revised on page 28 of Amendment No. 1.

•	With respect to the arrangements that will continue until the GE SLHC Deregistration, clarify the timing of the GE SLHC Deregistration vis-à-vis the completion of the exchange offer. In this regard, we note your disclosure on page 7 that GE expects the Federal Reserve Board to act on its application in due course following the completion of the exchange offer but cannot predict the timing of the Federal Reserve Board’s action.

The GE SLHC Deregistration is expected to occur after completion of the exchange offer. In response to the Staff’s comment, the disclosure has been clarified on page 66 of Amendment No. 1.

•	With respect to the arrangements that will continue until GE ceases to own a certain percentage of Synchrony’s outstanding common stock, clarify the applicability of the threshold ownership provisions following the completion of the exchange offer.

In response to the Staff’s comment, the disclosure has been revised on page 66 of Amendment No. 1.

•	Clarify the applicability of Synchrony Bank’s Operating Agreement with the OCC following the completion of the exchange offer, as well as the obligations of GECC and GECFI under the Capital Assurance and Liquidity Maintenance Agreement.

Synchrony expects that the CALMA’s obligations will terminate as to GECC and GECFI upon consummation of the exchange offer, provided that GE then owns less than 25% of the outstanding Synchrony common stock. Synchrony expects that it will continue to be subject to the CALMA’s obligations following the exchange offer and following the GE SLHC Deregistration. The Operating Agreement will remain in effect until it is terminated in writing by the OCC, the Bank ceases to be a federal savings association or the consummation of a merger, consolidation or other business combination in which the Bank is not the resulting entity. Synchrony expects, therefore, that the Operating Agreement will remain in effect following the exchange offer and following the GE SLHC Deregistration.

In response to the Staff’s comment, the disclosure has been revised on pages 81 and 82 of Amendment No. 1.

Synchrony acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Synchrony may not assert Staff comments as a defense in any proceeding initiated by the Commission.

Ms. Anagnosti

November 3, 2015

If you have any questions or would like further information concerning Synchrony’s responses to the Comment Letter, please do not hesitate to contact me at (212) 310-8891. Thank you for your time and consideration.

Sincerely,

Jaclyn L. Cohen

cc:	Jonathan S. Mothner, Esq.
Jonas Svedlund, Esq.
Antje Wilmer, Esq.
Howard Chatzinoff, Esq.
Stuart C. Stock, Esq.
David B.H. Martin, Esq.
Alexandra Ledbetter, Esq.